Eric C. Jensen T: +1 650 843 5049 ejensen@cooley.com	VIA EDGAR

March 11, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ruairi Regan

  Pam Howell

  James Giugliano

  Raj Rajan

Re:	Levi Strauss & Co.

  Registration Statement on Form S-1

  Filed February 13, 2019

  File No. 333-229630

Ladies and Gentlemen:

On behalf of Levi Strauss & Co. (the “Company”), we are supplementally submitting this letter and the following information in response to comments received telephonically from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), initially filed with the Commission on February 13, 2019, as amended on March 6, 2019. We are also electronically transmitting for filing an amended version of the Registration Statement (the “Amended Registration Statement”). In addition, we are sending a copy of this letter and the Amended Registration Statement in typeset format, including a version of the Amended Registration Statement that is marked to show changes to the Registration Statement, to the Staff.

Set forth below are excerpts of the summary consolidated balance sheet data, capitalization and dilution disclosures from pages 19, 48 and 50-51 of the Amended Registration Statement, respectively, together with additional information supplementally requested by the Staff. The Company notes that certain of these disclosures have been updated since the disclosures provided in the Company’s letter to the Staff dated March 6, 2019 (the “Prior Letter”).

Summary Consolidated Balance Sheet Data:

	As of November 25, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$713,120	$713,120	$819,687
Working capital	1,235,860	1,125,860	1,232,427
Total assets	3,542,660	3,542,660	3,646,624
Total debt, excluding capital leases	1,052,154	1,052,154	1,052,154
Temporary equity	299,140	—	—
Total Levi Strauss & Co. stockholders’ equity	660,113	849,253	955,820

(1)

Pro forma consolidated balance sheet data gives effect to (a) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock, (b) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, (c) the reclassification of temporary equity to permanent equity as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering” and (d) $110 million in cash dividends declared in January 2019 as described in “Dividend Policy.”

(2)

Pro forma as adjusted consolidated balance sheet data gives effect to (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of Class A common stock that we are offering at an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $7.5 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $14.2 million, assuming the assumed initial public offering price of $15.00 per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Summary Consolidated Balance Sheet Data Discussion:

Each of cash and cash equivalents, working capital and total Levi Strauss & Co. stockholders’ equity as of November 25, 2018 increased by $106.6 million on a pro forma as adjusted basis (as compared to such items on a pro forma basis) as a result of the Company receiving net proceeds from the offering of $106.6 million. The Prior Letter indicated that cash and cash equivalents had increased by $109.2 million as a result of excluding $2.6 million of the $6.5 million in offering costs that were deferred, and assumed to have been paid, as of November 25, 2018. In the Amended Registration Statement, the full amount of deferred offering costs has been reflected as a reduction in cash and cash equivalents, as the $2.6 million in deferred offering costs as of November 25, 2018 had not, in fact, been paid. Upon the completion of the offering, the deferred offering costs will be paid, reducing the current liability, and the deferred offering costs (current asset) reflected on the balance sheet as of November 25, 2018 will be eliminated with an offsetting reduction in paid-in capital.

Total assets as of November 25, 2018 increased by $104.0 million on a pro forma as adjusted basis (as compared to total assets on a pro forma basis) as a result of the Company receiving net proceeds from the offering of $106.6 million, partially offset by $2.6 million in offering costs that were deferred and reflected on the balance sheet as of November 25, 2018 in other current assets. Upon the completion of the offering, the deferred offering costs reflected on the balance sheet as of November 25, 2018 in other current assets will be eliminated with an offsetting reduction in paid-in capital. The Prior Letter indicated that total assets had increased by $106.6 million, which assumed that the $2.6 million of deferred offering costs had been paid as of November 25, 2018 and, accordingly, did not take the full accrual of these offering costs into account.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 11, 2019

Capitalization:

	As of November 25, 2018
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$713,120	$713,120	$819,687

Total debt, excluding capital leases	$1,052,154	$1,052,154	$1,052,154

Temporary equity(1)	$299,140	$—	$—

Stockholders’ equity:
Preferred stock, par value $1.00 per share; 100,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$—	$—	$—
Common stock, par value $0.001 per share; 2,700,000,000 shares authorized, 376,028,430 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	376	—	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 1,200,000,000 shares authorized, no shares issued and outstanding, pro forma; 1,200,000,000 shares authorized, 36,666,667 shares issued and outstanding, pro forma as adjusted	—	—	37
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 422,000,000 shares authorized, 376,028,430 shares issued and outstanding, pro forma; 422,000,000 shares authorized, 348,828,320 shares issued and outstanding, pro forma as adjusted	—	376	349
Additional paid-in capital	—	299,140	427,117
Accumulated other comprehensive loss	(424,584)	(424,584)	(424,584)
Retained earnings(2)	1,084,321	974,321	952,901

Total Levi Strauss & Co. stockholders’ equity	$660,113	$849,253	$955,820

Total capitalization	$2,011,407	$1,901,407	$2,007,974

(1)

Prior to this offering, the holder of shares of Class B common stock issued upon exercise or settlement of certain RSU or SAR awards may require us to repurchase such shares at certain times at the then-current market value pursuant to a contractual put right. Because these equity-classified awards may be redeemed in cash at the option of the holder, they are presented on the balance sheet outside of permanent equity, within “temporary equity.” Temporary equity reflects the redemption value of these awards, which incorporates the elapsed service period since the grant date reflecting the pattern of compensation cost recognition, as well as the fair value of the Class B common stock issued in accordance with our 2016 EIP. Upon the completion of this offering, the contractual put right related to these awards will terminate and these awards will no longer be presented in temporary equity. Accordingly, the balance in temporary equity as of immediately prior to the offering will be reclassified to additional paid-in capital upon completion of this offering. For more information regarding these awards, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering.”

(2)

We have agreed to pay all underwriting discounts and commissions applicable to the sale of shares of Class A common stock by the selling stockholders. This amount will be recorded as non-operating expense upon the completion of this offering and, accordingly, has been reflected as a reduction in retained earnings.

Capitalization Discussion:

Each of cash and cash equivalents and total Levi Strauss & Co. stockholders’ equity as of November 25, 2018 increased by $106.6 million on a pro forma as adjusted basis (as compared to such items on a pro forma basis) as a result of the Company receiving net proceeds from the offering of $106.6 million. The Prior Letter indicated that cash and cash equivalents had increased by $109.2 million as a result of excluding $2.6 million of the $6.5 million in offering costs that were deferred, and assumed to have been paid, as of November 25, 2018. As discussed above, the $2.6 million in deferred offering costs as of November 25, 2018 had not, in fact, been paid.

Additional paid-in capital as of November 25, 2018 increased by $128.0 million on a pro forma as adjusted basis (as compared to additional paid-in capital on a pro forma basis) as a result of the Company receiving net proceeds from the offering of $128.0 million, before taking into account $21.4 million in underwriting discounts and commissions applicable to the sale of shares by the selling stockholders, which the Company has agreed to pay on behalf of the selling stockholders, as further discussed below. As the Company did not receive any proceeds from the sale of shares by the selling stockholders, the underwriting discounts and commissions applicable to the sale of such shares cannot be applied as a reduction to paid-in capital and will be expensed, thereby reducing retained earnings.

Retained earnings as of November 25, 2018 decreased by $21.4 million on a pro forma as adjusted basis, (as compared to retained earnings on a pro forma basis), which amount represents underwriting discounts and commissions applicable to the sale of shares by the selling stockholders, which the Company has agreed to pay on behalf of the selling stockholders. The Company will record this amount as non-operating expense upon the completion of the offering and, accordingly, this amount has been reflected as a reduction in retained earnings. The Company has added footnote (2) to the table on page 48 of the Amended Registration Statement (as shown above) to clarify these changes. Disclosure of the Company’s agreement to pay the underwriting discounts and commissions applicable to the sale of shares by the selling stockholders is also provided on the cover page of the prospectus and page 178 of the Amended Registration Statement.

To further illustrate these changes, a $1.00 increase in the assumed initial public offering price of $15.00 per share would result in additional offering proceeds to the Company of approximately $9.0 million, net of underwriting discounts and commissions payable by the Company with respect to the shares sold by the Company in the offering, resulting in an increase to each of cash and cash equivalents and additional paid-in capital of $9.0 million. These proceeds are further offset by $1.4 million of underwriting discounts and commissions payable by the Company with respect to the increase in the public offering price of the shares sold by the selling stockholders, resulting in offsetting decreases to each of cash and cash equivalents and retained earnings of $1.4 million. The combined result of a $1.00 increase in the assumed initial public offering price of $15.00 per share is therefore a net increase to each of total stockholders’ equity and total capitalization of approximately $7.5 million, based on the assumptions set forth in the Amended Registration Statement.

Similarly, an increase of 1.0 million shares in the number of shares offered by the Company would increase proceeds to the Company of $14.2 million, net of underwriting discounts and commissions payable by the Company

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 11, 2019

with respect to the shares sold by the Company in the offering, resulting in an increase to each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization of approximately $14.2 million, based on the assumptions set forth in the Amended Registration Statement. The Company has assumed that any increase in the number of shares sold in the offering would be sold by the Company, and therefore there would be no additional underwriting discounts or commissions payable with respect to shares sold by the selling stockholders.

Dilution:

Assumed initial public offering price per share		$15.00
Historical net tangible book value per share as of November 25, 2018	$1.83
Decrease per share attributable to the pro forma adjustments described above	$0.29

Pro forma net tangible book value per share as of November 25, 2018	$1.54
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering	$0.23

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$1.77

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$13.23

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $.02 per share and increase (decrease) the dilution to new investors by $0.98 per share, in each case assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $0.03 per share and increase (decrease) the dilution to new investors by $(0.03) per share, in each case assuming the assumed initial public offering price of $15.00 per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution Discussion:

The Company’s pro forma as adjusted net tangible book value as of November 25, 2018 was $684.1 million, or $1.77 per share, based on an increase in net tangible book value of $106.6 million as a result of the Company receiving net proceeds from the offering and 385,494,987 shares of capital stock outstanding after the offering. The pro forma as adjusted net tangible book value per share represents an immediate increase in pro forma net tangible book value of $0.23 per share [$1.77 – $1.54 = $0.23] to the Company’s existing stockholders and an immediate dilution of $13.23 per share [$15.00 – 1.77 = $13.23] to investors participating in the offering. The Prior Letter indicated that the increase in pro forma net tangible book value was $0.24 per share, which $0.01 difference is as a result of rounding.

To further illustrate these changes, a $1.00 increase in the assumed initial public offering price of $15.00 per share would result in an increase of proceeds to the Company, and thereby an increase in net tangible book value, of $7.5 million. As a result, pro forma as adjusted net tangible book value per share would be $1.79, representing an increase per share after the offering of approximately $0.02 per share [$1.79 – $1.77 = $0.02], which would increase the dilution to new investors by $0.98 per share [$16.00 – $1.79 = $14.21 (as compared to $13.23)], based on the assumptions set forth in the Amended Registration Statement.

Similarly, an increase of 1.0 million shares in the number of shares offered by the Company would result in an increase of proceeds to the Company, and thereby an increase in net tangible book value, of $14.2 million. As a result, pro forma as adjusted net tangible book value per share would be $1.81, representing an increase per share after the offering of approximately $0.03 per share [$1.81 – $1.77 = $0.03, after adjustment for rounding], which would increase the dilution to new investors by $(0.03) per share [$15.00 – $1.81 = $13.19 (as compared to $13.23), after adjustment for rounding], based on the assumptions set forth in the Amended Registration Statement. The Company has assumed that any increase in the number of shares sold in the offering would be sold by the Company, and therefore there would be no additional underwriting discounts or commissions payable with respect to shares sold by the selling stockholders.

*    *    *    *

Please contact me at (650) 843-5049 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 11, 2019

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

Cooley LLP

cc:	Charles V. Bergh, Levi Strauss & Co.

Harmit Singh, Levi Strauss & Co.

Seth R. Jaffe, Levi Strauss & Co.

David Jedrzejek, Levi Strauss & Co.

Jodie Bourdet, Cooley LLP

Siana Lowrey, Cooley LLP

John L. Savva, Sullivan & Cromwell LLP

Sarah P. Payne, Sullivan & Cromwell LLP

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM